Exhibit 99.2

RADA ELECTRONIC INDUSTRIES LTD.
7 GIBOREI ISRAEL STREET
NETANYA 4250407, ISRAEL

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Avi Israel and Sarit Molcho or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation to vote any and all ordinary shares, par value NIS 0.03 per share, of RADA Electronic Industries Ltd. (the “Company” or “RADA”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on Monday, November 28, 2022 at 10:00 a.m. (Israel time) at the principal offices of the Company, 7 Giborei Israel Street, Netanya 4250407, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Extraordinary General Meeting (the “Proxy Statement”) (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED.

IMPORTANT NOTE: THE UNDERSIGNED’S VOTE ON THE PROPOSAL WILL NOT BE COUNTED UNLESS THE UNDERSIGNED MARKS “YES” OR “NO”, AS APPLICABLE, IN RESPONSE TO ITEM 1A ON THE REVERSE SIDE.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
RADA ELECTRONIC INDUSTRIES LTD.
November 28, 2022

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE PROPOSAL.

PLEASE BE CERTAIN TO COMPLETE ITEM 1A BELOW AS WELL.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	The approval of payment of a transaction bonus to RADA’s Executive Chairman of the Board.

☐ FOR	☐ AGAINST	☐ ABSTAIN

1A. By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” (each as defined in the Israeli Companies Law) in the approval of Proposal 1. If you cannot make such confirmation, please check the “NO” box.
YES ☐	NO ☐

Signature of Shareholder _______ Date _____ Signature of Shareholder__________ Date _____

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the vote of the senior holder of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of such share, and for this purpose seniority will be determined by the order in which the names stand in the share register. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.